April 25, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

We have read the statements made pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K dated April 12, 2007, to be filed by Small World Kids, Inc. on or about April 25, 2007 (copy attached). We agree with the statements concerning our firm in the first four paragraphs and in the sixth paragraph under Item 4.01 in such Form 8-K, except that we wish to clarify that we were notified by the Company’s CEO that we were dismissed as the Company’s independent auditors, and have no knowledge of whether the decision was as agreed upon and directed by the Board of Directors for the Company. Also, we have no basis to agree or disagree with the statements made in the fifth and seventh paragraphs under Item 4.01 in such Form 8-K.

Very truly yours,

/s/ Stonefield Josephson, Inc.